UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA provides information on the impact of the swine flu outbreak

Monterrey, Mexico, April 29, 2009 -- Grupo Aeroportuario del Centro Norte, known as OMA (NASDAQ: OMAB, BMV:OMA), provided information regarding developments in its airports as a result of the preventive alert announced by the Mexican Ministry of Health resulting from the swine flu outbreak.

The Mexican government put into operation an emergency plan and increased epidemiological surveillance in order to arrest the spread of the illness. This plan includes the establishment of checkpoints in airports to provide information, as well as to provide assistance to any persons who show signs of illness.

OMA’s concern is for the entire airport community, including passengers, employees of the airlines and of other service providers, as well as our own employees. We have established dedicated response teams at headquarters level and at each of our airports. We are cooperating in the operations coordinated by the federal government, and providing health authorities with any assistance they require to carry out their activities.

The World Health Organization today raised the pandemic alert level for the swine flu to Phase 5. This increases the security measures that are being implemented. By order of the Ministry of Communications and Transportation, screening of every passenger travelling to international destinations will be undertaken in order to identify symptoms of viral infection, including visual inspection, surveys and measure of body temperatures. Personnel of the Ministry of Health will be able to require additional tests and will have the authority to determine if a passenger will be allowed to board a flight. This measure will be put into place immediately. We therefore recommend that passengers arrive at airports with ample time prior to their scheduled departure.

Currently, the operations in OMA’s airports continue normally. The World Health Organization recommended not to close borders and not to restrict international travel. However, persons are choosing to cancel or delay scheduled travel, and there has been a reduction in passenger traffic.

At the present time OMA cannot estimate the impact that this public health crisis will have on passenger traffic volumes, on the number of flight operations or on the financial condition of the company. Much will depend on how long this situation continues and its impact on domestic and global economic activity.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events and based on current information. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: April 30, 2009